Exhibit 99.1

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31, 2025	As of December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$97,701,375	$87,927,726
Restricted cash	885,526	880,358
Accounts receivable, net	9,022,450	7,768,381
Inventories	7,382,835	8,456,295
Prepaid expenses and other current assets	7,991,037	7,779,378
TOTAL CURRENT ASSETS	$122,983,223	$112,812,138

NON-CURRENT ASSETS:
Property, plant and equipment, net	$77,619,212	$79,568,773
Intangible assets, net	45,360	47,094
Land-use rights, net	602,086	605,343
Right-of-use assets	280,070	300,664
Other non-current assets	171,580	157,076
TOTAL NON-CURRENT ASSETS	$78,718,308	$80,678,950
TOTAL ASSETS	$201,701,531	$193,491,088

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$7,165,792	$6,712,972
Long-term loans	12,044,042	10,506,144
Accounts payable	5,907,540	8,095,509
Notes payable	2,951,755	2,934,527
Deferred income	42,916	46,874
Accrued expenses and other payables	2,193,011	3,195,138
Taxes payable	2,591,977	3,603
Lease liabilities	89,530	87,648
TOTAL CURRENT LIABILITIES	$32,986,563	$31,582,415

NON-CURRENT LIABILITIES:
Long-term loans	$6,316,940	$4,335,336
Lease liabilities	257,249	278,282
Deferred tax liabilities	1,559,162	1,550,063
TOTAL NON-CURRENT LIABILITIES	$8,133,351	$6,163,681
TOTAL LIABILITIES	$41,119,914	$37,746,096

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (No par value; 50,330,928 and 50,023,428 shares issued and outstanding as of March 31, 2025 and December 31, 2024)	$-	$-
Additional paid-in capital	44,114,491	42,997,303
Statutory reserve	12,087,065	12,087,066
Accumulated other comprehensive loss	(8,407,407)	(9,307,406)
Retained earnings	112,787,468	109,968,029
TOTAL SHAREHOLDERS’ EQUITY	$160,581,617	$155,744,992
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$201,701,531	$193,491,088

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the three months ended March 31,
	2025	2024
Revenue	$34,616,047	$33,764,051
Cost of revenue	(23,457,422)	(20,877,815)
Gross profit	11,158,625	12,886,236

Operating expenses:
Selling expenses	(3,928,812)	(4,881,269)
General and administrative expenses	(1,677,398)	(1,049,369)
Research and development expenses	(968,643)	(987,540)
Total operating expenses	(6,574,853)	(6,918,178)

Other income (expenses):
Interest income	27,969	45,913
Interest expenses	(262,687)	(274,006)
Other income, net	120,598	4,273
Other expense, net	(965,925)	(287,831)
Exchange loss	(2,458)	(2,609)
Total other expenses	(1,082,503)	(514,260)

Income before income tax	3,501,269	5,453,798
Income tax expenses	(681,831)	(827,091)
Net income	$2,819,438	$4,626,707

Other comprehensive income
Foreign currency translation adjustments, net of tax	(899,999)	2,405,889
Other comprehensive income	$1,919,439	$7,032,596

Earnings per share, basic and diluted	$0.06	$0.10

Weighted average number of shares	50,088,298	47,973,428

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the three months ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$2,819,438	$4,626,707
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment	1,406,480	1,098,184
Written off property, plant and equipment	2,662,524	268,659
Amortization of intangible assets	2,023	2,247
Amortization of land use right	6,854	6,875
Amortization of right-of-use asset	22,501	42,276
Deferred income taxes	9,099	(23,423)
Changes in operating assets and liabilities:
Accounts receivable	(1,254,069)	(1,467,123)
Inventories	1,073,460	1,850,067
Prepaid expenses and other current assets	(211,659)	763,223
Other non-current assets	(14,504)	3,541
Accounts payable	(2,187,969)	(412,038)
Notes payable	17,228	-
Deferred revenue	(3,958)	(5,347)
Taxes payable	2,588,374	(202,105)
Lease liabilities	(19,151)	(35,292)
Accrued expenses and other payables	(1,002,127)	(1,053,752)
Net cash provided by operating activities	5,914,544	5,462,699

Cash flows from investing activity:
Purchase of intangible assets	—	(554)
Net cash used in investing activity	—	(554)

Cash flows from financing activities:
Proceeds from short-term loans	2,480,466	1,107,987
Proceeds from long-term loans	4,134,111	—
Repayment of short-term loans	(692,464)	(38,256)
Repayment of long-term loans	(2,067,055)	(1,107,987)
Issuance of ordinary shares, net of offering costs	1,117,188	—
Deferred offering costs	—	(283,985)
Net cash provided by (used in) financing activities	4,972,246	(322,241)

Effect of exchange rate changes on cash held in foreign currencies	(1,107,973)	(1,256,529)
Net increase in cash	9,778,817	3,883,375
Cash at beginning of the year	88,808,084	90,963,594
Cash at end of the year	$98,586,901	$94,846,969

Supplemental disclosures of cash flows information:
Cash paid for income taxes	—	573,435
Cash paid for interest expense	412,918	253,593

Supplemental disclosures of non-cash information:
Lease liabilities arising from obtaining right-of-use assets	—	3,031

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